UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: ____September 28, 2012_____
(Date of earliest event reported)

Commission File Number	Registrant; State of Incorporation Address; and Telephone Number	IRS Employer Identification No.
1-3016	WISCONSIN PUBLIC SERVICE CORPORATION (A Wisconsin Corporation) 700 North Adams Street P. O. Box 19001 Green Bay, WI 54307-9001 (800) 450-7260	39-0715160

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry into a Material Definitive Agreement

On September 28, 2012, Wisconsin Public Service Corporation (WPS) entered into an agreement to acquire all of the equity interests in Fox Energy Company LLC. The purchase includes the Fox Energy Center, a 593-megawatt combined-cycle electric generating facility located in Kaukauna, Wisconsin, along with associated contracts. WPS currently supplies natural gas for the facility and purchases 500 megawatts of capacity and the associated electrical output under a tolling arrangement. The tolling arrangement will be terminated immediately prior to acquisition of the facility.

WPS will pay $390 million to purchase Fox Energy Company LLC, subject to post-closing adjustments, primarily related to working capital. In addition, WPS will pay $50 million to terminate the existing tolling arrangement.

The transaction is expected to close on or around April 1, 2013. The agreement is subject to the approval of the lenders who currently provide project financing for the sellers. Once the agreement receives lender approval, the transaction is also subject to state regulatory approvals, including cost recovery, federal regulatory approvals, and the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Fox Energy Company LLC is owned by Fox Energy OP, L.P., a subsidiary of GE, and Fox River Power, LLC, a subsidiary of Tyr Energy, Inc.

Item 9.01   Financial Statements and Exhibits

(a)   Not applicable.

(b)   Not applicable.

(c)   Not applicable.

(d)   Exhibits. The following exhibit is being filed herewith:

99   Press release of Integrys Energy Group, Inc. dated October 1, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WISCONSIN PUBLIC SERVICE CORPORATION

By: /s/ Joseph P. O'Leary
    Joseph P. O'Leary
    Senior Vice President and
    Chief Financial Officer

Date: October 3, 2012

WISCONSIN PUBLIC SERVICE CORPORATION

Exhibit Index to Form 8-K
Dated September 28, 2012

**Exhibit
Number**

99   Press release of Integrys Energy Group, Inc. dated October 1, 2012



integrys

Integrys Energy Group, Inc.

NEWS RELEASE

For immediate release:
October 1, 2012

For general information, contact:
Media Hotline
(800) 977-2250
Investor Relations:
Steve Eschbach,
Vice President, Investor Relations
(312) 228-5408

Wisconsin Public Service Enters Into Agreement to Buy Fox Energy Company LLC

593-megawatt generating facility acquisition will enhance supply and pricing options

Chicago, IL – Integrys Energy Group, (NYSE: TEG), today announced that its subsidiary Wisconsin Public Service Corporation (WPS) has agreed to buy Fox Energy Company LLC. The $440 million purchase includes $390 million for the Fox Energy Center, a 593-megawatt combined cycle generating facility in Kaukauna, WI, and $50 million for the early termination of the existing tolling agreement between the entities.

The transaction is expected to close on or around April 1, 2013. The agreement is subject to the approval of the lenders who currently provide project financing for the sellers. The transaction is also subject to state regulatory approvals, including cost recovery, federal regulatory approvals, and the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

"This deal makes sense for our customers on several levels," said WPS President Chuck Cloninger. "The acquisition will add diversity to our generation fleet, enhance supply and pricing options for the company, and allow us to better manage our generation assets and the overall cost of energy for our customers' benefit."

Fox Energy Center is a dual-fuel facility, equipped to use fuel oil but expected to run primarily on natural gas. Adding this plant to its portfolio will give WPS a more balanced mix of electric generation, including coal, natural gas, hydroelectric, wind, and other renewable sources.

Fox Energy Company LLC is owned by subsidiaries of GE and Tyr Energy, Inc.

///MORE///

About Integrys Energy Group, Inc.

Integrys Energy Group is a diversified energy holding company with regulated natural gas and electric utility operations (serving customers in Illinois, Michigan, Minnesota, and Wisconsin), an approximate 34% equity ownership interest in American Transmission Company (a federally regulated electric transmission company operating in Wisconsin, Michigan, Minnesota, and Illinois), and nonregulated energy operations.

More information is available at www.integrysgroup.com.

Forward Looking Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as "anticipate," "expect," "intend," and other similar words. Forward-looking statements are beyond the ability of Integrys Energy Group to control and, in many cases, Integrys Energy Group cannot predict what factors would cause actual results to differ materially from those indicated by forward-looking statements. Please see Integrys Energy Group's periodic reports filed with the Securities and Exchange Commission (including its 10-K and 10 Qs) for a listing of certain factors that could cause actual results to differ materially from those contained in forward-looking statements.

///END///